FIRST BLUSH BRANDS, INC.
9595 Wilshire Blvd., Suite 900
Beverly Hills, CA  90212

December 22, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:	John Reynolds
Assistant Director

Re:	First Blush Brands, Inc.
Amendment No. 3 on Form 8-K
Filed on November 15, 2010
File:  000-52685
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed on November 22, 2010
File:  000-52685

Dear Mr. Reynolds:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 3 on Form 8-K of First Blush Brands, Inc. (the “Company”), filed November 15, 2010 (the “Form 8-K”), by letter dated December 14, 2010, to Mr. Barrett Carrere, the Company’s Chief Financial Officer, and have set forth below the Company’s response.  The Company is simultaneously transmitting Amendment No. 4 to the Form 8-K (the “8-K Amendment”) which reflects, where appropriate, revisions made in response to the Staff’s comment.

We are also in receipt of the comments of the Staff of the Commission to Form 10-Q for the Fiscal Quarter Ended September 30, 2010 of the Company, filed November 22, 2010 (the “Form 10-Q”), by letter dated December 14, 2010, to Mr. Barrett Carrere, the Company’s Chief Financial Officer, and have set forth below the Company’s response.  The Company is simultaneously transmitting Amendment No. 1 to the Form 10-Q (“10-Q Amendment”) which reflects, where appropriate, revisions made in response to the Staff’s comment.

Form 8-K Amendment No. 3 filed November 15, 2010

Business, page 5

1.	Please incorporate your response to comments three of our letter dated October 1, 2010 in the disclosure on page 33.

Response:

We have revised the disclosure as requested.

2.	We note your response to comment five of our letter dated October 1, 2010, and we reissue it in part. Please revise to disclose your commission percentage to Acosta Sales and Marketing.

Response:

We have revised the disclosure as requested.

3.
We note your response to comments seven of our letter dated October 1, 2010, and we reissue the comment in part.  Please revise to clarify whether you did not have any bottlers as of May 2010, or whether you currently do not have a bottler.

Response:

We have revised the disclosure as requested.

Involvement in Certain Legal Proceedings, page 33

4.
We note your response to comment 19 of our letter dated October 1, 2010, and we reissue it in part.  To the extent public, please disclosed the settlement terms of the FansRule bankruptcy trustee’s action against Ms. Missakian.

Response:

We have revised the disclosure as requested.

Certain Relationships and Related Transactions, page 36

5.
We note your response to comment 26 of our letter dated October 1, 2010, and we reissue it.  Since you are a smaller reporting company, you are required to disclose related party transactions pursuant to Item 404(d)(l) of Regulation S-K, which provides disclosure of any amount involved that exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years.

Response:

We have revised the disclosure as requested.

Unregistered Sales of Equity Securities, page 38

6.
We note your response to comment 29 of our letter dated October 1, 2010, and we reissue it in part.  Please revise to identify the specific rule and facts relied upon under Regulation D. to exempt your unregistered sales or exchange of securities.  For example, if Rule 506 of Regulation D. was relied upon, please revise to clarify whether your sales or exchange of unregistered securities involved accredited or sophisticated investors and did not involve a general solicitation.

Response:

We have revised the disclosure as requested.

7.
We note your disclosure on page 38 of a Make Good agreement between Rose Hill Gardens, LLC and certain pre-Exchange shareholders of First Blush, Inc.  Please revise to identify these pre-Exchange shareholders.  Also, please file the Make Good agreement as an exhibit, or advise why it is not material.

Response:

We have revised the disclosure as requested and have filed the Make Good agreement as an exhibit.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010 Filed on November 22, 2010

Management’s Discussion and Analysis and Plan of Operation, page 17

Liquidity and Capital Resources, page 22

8.
Please revise to expand your discussion of your liquidity and your ability to remain solvent if you are unable to raise additional funds.  We note your nominal cash balance and it appears that you entered into a $10,000 per month settlement with a supplier after defaulting on your obligation.

Response:

We have revised the disclosure as requested.